FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 28, 2009

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 28, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 28, 2009

ARM HOLDINGS PLC. By: /s/ Tim Score Name: Tim Score Title: Chief Financial Officer

[Missing Graphic Reference]

EMBARGOED until 7.00am BST 28 July 2009
ARM HOLDINGS PLC REPORTS RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED
30 JUNE 2009
A conference call discussing these results will be webcast today at 10:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 28 July 2009—ARM Holdings plc [(LSE: ARM); (NASDAQ: ARMH)], the world's leading semiconductor intellectual property supplier, announces its unaudited financial results for the second quarter and half year ended 30 June 2009.

Key Highlights
•	ARM has continued to outperform the semiconductor industry and gain market share
•	Seventeen processor licenses signed, growing total base of licenses to 617
•	ARM achieves an average of two ARM® technology-based chips per mobile handset
•	Eight leading semiconductor companies announced new ARM technology-based microcontroller product lines
•	Interim dividend up 10% year-on-year
•	Reiterating guidance: ARM’s full-year 2009 dollar revenues to be at least in line with current market expectations

Q2 Financial Summary	Normalised*			IFRS
	Q2 2009	Q2 2008	% Change	Q2 2009	Q2 2008
Revenue ($m)	105.5	128.1	-18%	105.5	128.1
Revenue (£m)	64.8	65.0		64.8	65.0
Operating margin	24.7%	31.7%		9.4%	17.8%
Profit before tax (£m)	16.3	21.3	-24%	6.4	12.2
Earnings per share (pence)	0.95	1.18	-19%	0.50	0.67
Net cash generation (£m)**	11.6	26.5
Effective revenue fx rate ($/£)	1.63	1.97

H1 Financial Summary	Normalised*			IFRS
	H1 2009	H1 2008	% Change	H1 2009	H1 2008
Revenue ($m)	226.4	262.4	-14%	226.4	262.4
Revenue (£m)	144.7	132.9	9%	144.7	132.9
Operating margin	27.3%	31.2%		13.0%	17.3%
Profit before tax (£m)	40.2	42.6	-6%	19.5	24.2
Earnings per share (pence)	2.32	2.35	-1%	1.26	1.17
Net cash generation (£m)**	25.1	40.2
Effective revenue fx rate ($/£)	1.57	1.97

Progress on key growth drivers
•	Growth in mobile applications
o	Average number of ARM technology-based chips per mobile handset increased to two, driven by increasing sophistication of mobile phones
o	Nine new processor licenses signed for mobile devices as demand for latest ARM technology continues
•	Growth beyond mobile
o	Continuing to gain share in end-markets such as microcontrollers, where eight leading semiconductor companies announced new ARM technology-based product lines, networking and consumer products
o	Eight new processor licenses signed for a broad range of markets such as digital TV, microcontrollers, toys, touch screen controllers and secure storage
•	Growth in new technology outsourcing
o	Physical IP strategy remains on-track as first 32nm physical IP technology delivered to lead licensees
o	Physical IP royalties again outperform foundry revenues

Warren East, Chief Executive Officer, said:
“The resilience of ARM in a difficult trading environment is demonstrated by these results for the first half of 2009.  We continue to outperform the semiconductor industry; whilst ARM H1 dollar revenues declined 14%, overall industry revenues declined 30%. ARM technology-based chips continue to gain market share in both mobile and non-mobile applications.

Demand for the latest ARM technology remains robust as customers maintain high interest in licensing Cortex™ -A processors for smartphones and mobile computing, Cortex-M processors for microcontrollers and physical IP technology for advanced process nodes.  With recent signs of increasing industry activity we expect that ARM’s trading performance will be on an improving trend in the second half of the year.”

Outlook
Although the trajectory of end-consumer demand remains unclear, prospects for the semiconductor industry in the second half are more positive. With the opportunity pipeline for licensing remaining robust and market-share gains across target segments set to continue, ARM is well-positioned going into the second half of 2009.  We therefore reiterate guidance that we expect group dollar revenues for the full year to be at least in line with current market expectations, unless industry conditions in the second half are more challenging than is generally anticipated.

Q2 2009 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q2 2009	Q2 2008	% Change	Q2 2009	Q2 2008	% Change
PD
Licensing	29.5	30.2	-2%	16.8	15.3	10%
Royalties	41.3	51.0	-19%	26.8	26.0	3%
Total PD	70.8	81.2	-13%	43.6	41.3	6%
PIPD
Licensing	9.2	12.6	-27%	5.2	6.4	-19%
Royalties[1]	7.8	9.7	-19%	4.9	4.9
Total PIPD	17.0	22.3	-23%	10.1	11.3	-10%
Development Systems	10.3	16.2	-36%	6.5	8.2	-21%
Services	7.4	8.4	-12%	4.6	4.2	8%
Total Revenue	105.5	128.1	-18%	64.8	65.0
1 Includes catch-up royalties in Q2 2009 of $2.6m (£1.6m) and in Q2 2008 of $1.1m (£0.6m).

H1 2009 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	H1 2009	H1 2008	% Change	H1 2009	H1 2008	% Change
PD
Licensing	61.5	66.6	-8%	36.4	33.5	9%
Royalties	91.6	105.8	-13%	61.9	53.9	15%
Total PD	153.1	172.4	-11%	98.3	87.4	12%
PIPD
Licensing	17.9	24.4	-26%	10.6	12.3	-14%
Royalties[1]	15.9	18.8	-15%	10.5	9.6	10%
Total PIPD	33.8	43.2	-22%	21.1	21.9	-4%
Development Systems	24.8	30.3	-18%	16.4	15.3	7%
Services	14.7	16.5	-11%	8.9	8.3	7%
Total Revenue	226.4	262.4	-14%	144.7	132.9	9%
1 Includes catch-up royalties in H1 2009 of $4.2m (£2.6m) and in H1 2008 of $1.9m (£1.0m).

*
Normalised figures are based on IFRS, adjusted for acquisition-related, share-based compensation and restructuring charges and profit on disposal and impairment of available-for-sale investments. For reconciliations of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 5.1 to 5.27.

**	Before dividends and share buybacks, net cash flows from share option exercises, disposals of available-for-sale investments and acquisition consideration – see notes 5.14 to 5.18.
***
Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars.  Approximately 95% of invoicing is in dollars.

****	Each American Depositary Share (ADS) represents three shares.

CONTACTS:

Sarah West/Daniel Thöle	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1223 400400

Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q2 2009 were $105.5 million, down 18% versus Q2 2008.  Overall semiconductor industry revenues are forecast to have declined about 30%1 in the same period.

Sterling revenues of £64.8 million were marginally down on Q2 2008, due to the strengthening of the dollar against sterling (ARM’s effective rate in Q2 2009 was $1.63 compared to $1.97 in Q2 2008).  As in Q1, the effective translation rate for group revenues in Q2 of $1.63 is higher than the weighted average exchange rate due to a proportion of revenues coming from order backlog.

Half-year dollar revenues in 2009 amounted to $226.4 million, down 14% on H1 2008.

License revenues
Total dollar license revenues in Q2 2009 declined by 10% year-on-year to $38.7m, representing 37% of group revenues.  License revenues comprised $29.5 million from PD and $9.2 million from PIPD.

PIPD started to recognise revenues in Q2 for the on-going development work on advanced 32nm technology.  The remainder of these revenues will be recognised through H2 2009 and 2010.  This helped PIPD license revenues to increase 5% sequentially.

Royalty revenues
Total dollar royalty revenues in Q2 2009 declined year-on-year by 19% to $49.1 million, representing 46% of group revenues. Royalty revenues comprised $41.3 million from PD and $7.8 million from PIPD.

Royalties are recognised one quarter in arrears with royalties in Q2 generated from semiconductor unit shipments in Q1.  PD royalty revenues in Q2 2009 declined 19% year-on-year.  This compares with industry revenues2 declining by more than 30% in the shipment period (i.e. Q1 2009 compared to Q1 2008), demonstrating ARM’s continuing market share gains over the last 12 months.

Total PIPD royalties of $7.8 million included $2.6 million of catch-up royalties. Underlying royalties declined 40% year-on-year, compared to the forecasted decline in overall foundry revenues3 of more than 55% in the corresponding period.

Development Systems and Service revenues
Sales of development systems in Q2 2009 were $10.3 million, representing 10% of group revenues, compared to $14.6 million in Q1 2009 and $16.2 million in Q2 2008.  As previously reported, development systems revenues in both Q1 2009 and Q2 2008 benefited from large software licensing deals that do not regularly recur.

Service revenues in Q2 2009 were $7.4 million, representing 7% of group revenues, compared to $8.4 million in Q2 2008.

Gross margins
Gross margins in Q2 2009, excluding the share-based compensation charge of £0.4 million (see below), were 91.2% compared to 90.2% in Q1 2009 and 89.1% in Q2 2008. The higher gross margin in Q2 2009 is due primarily to a higher proportion of PIPD engineering time being classified as operating expenses rather than cost of sales, reflecting development of leading-edge physical IP technology.

1 Source: Gartner, June 2009
2 Source: Semiconductor Industry Association, July 2009
3 Source: Gartner, June 2009

Operating expenses and operating margin
Normalised operating expenses (excluding acquisition-related, share-based compensation and restructuring charges) in Q2 2009 were £43.1 million compared to £48.5 million in Q1 2009 and £37.3 million in Q2 2008. The sequential decrease in operating expenses from Q1 2009 to Q2 2009 is due primarily to the impact of foreign exchange. The weakening of the dollar in Q2 has benefited the translation of dollar denominated costs and the net impact of accounting for derivative instruments has given rise to a net credit in Q2 compared to being neutral in Q1 2009. Underlying costs continue to be carefully managed with group headcount at the end of the second quarter being slightly lower than at the start of the year. The pay freeze that was implemented with effect from 1 January 2009 will remain in place for the rest of the year. Normalised operating expenses in Q3 2009 (assuming effective exchange rates similar to current levels) are expected to be £45-47 million.

Normalised research and development expenses were £22.5 million in Q2 2009, representing 35% of revenues, compared to £21.8 million in Q1 2009 and £15.3 million in Q2 2008. Normalised sales and marketing costs in Q2 2009 were £11.6 million, being 18% of revenues, compared to £12.4 million in Q1 2009 and £10.9 million in Q2 2008. Normalised general and administrative expenses in Q2 2009 were £9.0 million, representing 14% of revenues, compared to £14.3 million in Q1 2009 and £11.2 million in Q2 2008. Normalised operating margin in Q2 2009 was 24.7% (5.1) compared to 29.5% (5.3) in Q1 2009 and 31.7% (5.2) in Q2 2008.

Total operating expenses in Q2 2009 were £52.6 million (Q2 2008: £46.1 million) including amortisation of intangible assets and other acquisition-related charges of £4.1 million (Q2 2008: £4.8 million), £5.4 million (Q2 2008: £3.6 million) in relation to share-based compensation and related payroll taxes, gains on disposal of investments of £0.2 million (Q2 2008: £nil) and restructuring charges of £0.2 million (Q2 2008: £0.5 million). Total share-based compensation and related payroll tax charges of £5.8 million in Q2 2009 were included within cost of revenues (£0.4 million), research and development (£3.5 million), sales and marketing (£1.1 million) and general and administrative (£0.8 million). Normalised income statements for Q2 2009 and Q2 2008 are included in notes 5.24 and 5.25 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Earnings and taxation
Profit before tax in Q2 2009 was £6.4 million compared to £12.2 million in Q2 2008. After adjusting for acquisition-related, share-based compensation and restructuring charges, normalised profit before tax in Q2 2009 was £16.3 million (5.6) compared to £21.3 million (5.7) in Q2 2008.  The group’s effective normalised tax rate in Q2 2009 was 25% (IFRS: nil) compared to 29% in Q2 2008 (IFRS: 29%). The effective normalised tax rate in Q2 2009 was lower than Q2 2008 due to the mix of profits being more weighted to countries with lower tax rates. In Q2 2009, the tax charge arising on normalised profit before tax was offset by the tax credits arising on share-based compensation and the amortisation of intangible assets (see note 5.24) to give a nil IFRS effective tax rate.

In Q2 2009, fully diluted earnings per share prepared under IFRS were 0.50 pence (2.46 cents per ADS****) compared to earnings per share of 0.67 pence (4.02 cents per ADS****) in Q2 2008. Normalised fully diluted earnings per share in Q2 2009 were 0.95 pence (5.19) per share (4.69 cents per ADS****) compared to 1.18 pence (5.20) (7.03 cents per ADS****) in Q2 2008.

Balance sheet
Intangible assets at 30 June 2009 were £539.8 million, comprising goodwill of £506.9 million and other intangible assets of £32.9 million, compared to £580.0 million and £40.4 million respectively at 31 March 2009.

Total accounts receivable were £56.6 million at 30 June 2009, comprising £45.7 million of trade receivables and £10.9 million of amounts recoverable on contracts, compared to £65.7 million at 31 March 2009, comprising £50.7 million of trade receivables and £15.0 million of amounts recoverable on contracts. Days sales outstanding (DSOs) were 47 at 30 June 2009 unchanged from 31 March 2009.

Cash flow and interim dividend
Net cash at 30 June 2009 was £88.2 million (5.11) compared to £91.3 million (5.12) at 31 March 2009. Normalised free cash flow in Q2 2009 was £11.6 million (5.14).

In respect of the year to 31 December 2009, the directors are declaring an interim dividend of 0.97 pence per share, an increase of 10% over the 2008 interim dividend of 0.88 pence per share. This interim dividend will be paid, out of the UK GAAP distributable reserves of ARM Holdings plc, on 5 October 2009 to shareholders on the register on 4 September 2009.

Operating review

Backlog
Group order backlog at the end of Q2 2009 is flat sequentially. The opportunity pipeline for licensing in the second half comprises an encouraging mix of newer and more mature ARM technology.

PD licensing
Seventeen processor licenses were signed in Q2.  Eleven licenses were for ARM’s advanced Cortex and Mali™ graphics processors. Four licenses were signed for Cortex-A family processors for use in consumer electronics and mobile computing applications, including licenses for Cortex-A8 and Cortex-A9 processors and two licenses for future processors that are still under development.  Four companies acquired Cortex-M processors demonstrating the continuing demand for ARM in microcontrollers. Three Mali graphics processors were licensed for use in mobile handsets and mobile computers.

Non-mobile applications continue to be a major driver for processor licenses.  Eight of the new processor licenses were signed for a broad range of digital products such as digital TV, microcontrollers, toys, touch screen controllers and secure storage.

Nine of the ARM processors and graphics processors were acquired for use in a widening range of mobile technology such as chips for baseband, Bluetooth, gaming and mobile computing.

Q2 2009 and Cumulative PD Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total
ARM7				171
ARM9	1	3	4	253
ARM11	2		2	71
Cortex-A	4		4	21
Cortex-R				14
Cortex-M	2	2	4	34
Mali	2	1	3	22
Other				31
Total	11	6	17	617

PD royalties
Royalties are recognised one quarter in arrears with royalties in Q2 generated from semiconductor unit shipments in Q1.  PD royalty revenues in Q2 2009 declined 19% year-on-year.  This compares with industry revenues declining by about 30% in the shipment period (i.e. Q1 2009 compared to Q1 2008), demonstrating ARM’s market share gains over the last 12 months.

This revenue came from the sales of 728 million ARM technology-based chips.  The ARM11™ family represents 6% of total unit shipments, with the ARM7™ and ARM9™ families now representing 53% and 41% of total shipments respectively. Not only does this demonstrate the longevity of ARM technology but it also underscores the material additional value yet to be derived from the significant license sales of ARM11, Cortex and Mali processors that have already been made.

For the quarter, ARM achieved an average of two ARM technology-based chips per mobile handset, up from 1.8 a year ago.  As well as smartphones containing multiple ARM technology-based chips, more feature phones are now being shipped with multiple ARM cores.  Advanced smartphones based on Cortex-A8 technology are also now starting to ship in volume, including phones from Palm, Samsung, Sony Ericsson and Toshiba.  These products are the next step in the evolution from mobile phone to mobile computer.  ARM is working with leading OEMs and semiconductor companies to develop the supporting ecosystem of operating systems, browsers and plug-ins that bring the complete internet experience to ARM technology-based devices.  This ecosystem is further enhanced by Google's recent announcement of the Chrome operating system (OS).  Chrome is a PC-class OS targeting the ARM architecture and will be available from H2 2010.

ARM continued to gain share in non-mobile end-markets, such as microcontrollers.  Despite industry shipments of microcontrollers being down 35% in Q1 2009, the number of ARM technology-based microcontrollers shipped declined about 25%.  This gain in market share looks set to continue as several leading semiconductor companies announced microcontroller product lines based on ARM technology, including: Atmel, Fujitsu, Maxim, Melfas, NXP, ST, TI and Toshiba.  In networking and consumer products, Atmel, Cavium, LG, Mindspeed and Netronome all announced new ARM technology-based product lines.

PIPD licensing
ARM signed eight physical IP licenses in Q2 for technologies at process nodes from 180nm to 40nm for a wide range of ARM products including platforms of physical IP technology components and also additional standard cell libraries, memories and PHYs.

The base of platform licenses for physical IP drives ARM’s future royalty potential.  Demand for new platforms continues as ARM signed an agreement to develop a platform at 90nm.  ARM also signed an agreement to update an existing platform at 130nm.

ARM’s strategy at 32nm remains on track.  We are developing physical IP for the 32nm technology node in partnership with leading foundries and in advance of leading integrated device manufacturers (IDMs) who are considering out-sourcing their physical IP development.  During Q2 ARM started to recognise revenues for the on-going development work on advanced 32nm technology, as the first deliverables of 32nm physical IP were made to lead licensees.  In addition, ARM has been able to demonstrate the first working Cortex processors on 32nm.

Q2 2009 and Cumulative PIPD Licensing Analysis

	Process Node (nm)	Total
New Platform Licenses	90	1
Platform Updates	130	1
Standard Cell and Memories	40	1
	90	3
	180	1
PHYs	65	1
Quarter Total		8
Cumulative Total		425

PIPD royalties
Physical IP royalties are mainly generated from chips manufactured in foundries such as TSMC, UMC and Chartered.  A portion of these companies’ business comes from large IDMs who utilise the independent foundries in addition to their in-house manufacturing capacity.  As semiconductor sales decline, the foundries can be disproportionately impacted relative to the semiconductor industry as a whole as the IDMs tend to move manufacturing back in-house.

PIPD royalties in Q2 2009 were $7.8 million, down from $9.7 million in Q2 2008, reflecting the significant slowdown in foundry activity levels.  Underlying royalties in Q2 were $5.2 million, down 40% year-on-year, compared to the forecasted decline in overall foundry revenues4 during the corresponding period of over 55%.    Foundry revenues are reported as growing sequentially in Q2 2009.  These revenues will be reflected in ARM’s Q3 royalties.

People
At 30 June 2009, ARM had 1,735 full-time employees, a net reduction of 5 since the start of the year. At the end of Q2, the group had 644 employees based in the UK, 504 in the US, 220 in Continental Europe, 287 in India and 80 in the Asia Pacific region.

Principal risks and uncertainties
The principal risks and uncertainties faced by the Group that could affect the results for the second half of 2009 and beyond are noted within the Annual Report on Form 20-F for the fiscal year ended 31 December 2008.  There have been no changes to these risks that would materially impact the Group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; and ARM competes in the intensely competitive semiconductor market.

4 Source: Gartner June 2009

ARM Holdings plc
Second Quarter and First Half Results
Consolidated income statement – IFRS

	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	30 June 2009	30 June 2008	30 June 2009	30 June 2008
	Unaudited	Unaudited	Unaudited	Unaudited
	£'000	£'000	£'000	£'000
Revenues
Product revenues	60,201	60,772	135,819	124,589
Service revenues	4,576	4,243	8,861	8,314
Total revenues	64,777	65,015	144,680	132,903

Cost of revenues
Product costs	(3,901)	(5,358)	(9,939)	(11,158)
Service costs	(2,205)	(1,971)	(4,344)	(4,013)
Total cost of revenues	(6,106)	(7,329)	(14,283)	(15,171)

Gross profit	58,671	57,686	130,397	117,732

Research and development	(27,927)	(20,509)	(54,739)	(42,048)
Sales and marketing	(14,804)	(13,305)	(30,436)	(26,808)
General and administrative	(9,828)	(12,319)	(26,414)	(25,905)
Total operating expenses, net	(52,559)	(46,133)	(111,589)	(94,761)

Profit from operations	6,112	11,553	18,808	22,971
Investment income	317	665	740	1,251
Interest payable	(26)	(12)	(76)	(27)

Profit before tax	6,403	12,206	19,472	24,195
Tax	19	(3,545)	(3,265)	(9,098)

Profit for the period	6,422	8,661	16,207	15,097

Earnings per share
Basic and diluted earnings	6,422	8,661	16,207	15,097

Number of shares (‘000)
Basic weighted average number of shares	1,262,783	1,268,581	1,259,748	1,272,758
Effect of dilutive securities: Share options and awards	27,569	19,252	24,973	20,967
Diluted weighted average number of shares	1,290,352	1,287,833	1,284,721	1,293,725

Basic EPS (pence)	0.5	0.7	1.3	1.2
Diluted EPS (pence)	0.5	0.7	1.3	1.2

Diluted earnings per ADS (cents)	2.5	4.0	6.2	7.0

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

ARM Holdings plc
Consolidated balance sheet - IFRS

	30 June	31 December
	2009	2008
	Unaudited	Audited
	£’000	£’000

Assets
Current assets:
Financial assets: Cash and cash equivalents	49,268	76,502
Short-term investments	37,180	471
Short-term marketable securities	1,769	1,816
Embedded derivatives	2,805	12,298
Fair value of currency exchange contracts	1,355	−
Accounts receivable (see note 3)	56,649	76,914
Prepaid expenses and other assets	24,601	23,134
Current tax assets	2,243	621
Inventories: finished goods	2,109	1,972
Total current assets	177,979	193,728

Non-current assets:
Financial assets: Available-for-sale investments	3,979	1,167
Prepaid expenses and other assets	2,581	2,102
Property, plant and equipment	12,417	14,197
Goodwill	506,867	567,844
Other intangible assets	32,950	45,082
Deferred tax assets	32,695	24,063
Total non-current assets	591,489	654,455

Total assets	769,468	848,183

Liabilities and shareholders’ equity
Current liabilities:
Financial liabilities: Accounts payable	2,610	6,953
Fair value of currency exchange contracts	−	18,457
Current tax liabilities	23,027	15,655
Accrued and other liabilities	30,969	35,646
Deferred revenue	29,627	29,906
Total current liabilities	86,233	106,617

Net current assets	91,746	87,111

Non-current liabilities:
Deferred tax liabilities	740	1,223
Total liabilities	86,973	107,840

Net assets	682,495	740,343

Capital and reserves attributable to equity holders of the Company
Share capital	672	672
Share premium account	351,578	351,578
Share option reserve	61,474	61,474
Retained earnings	196,803	182,008
Revaluation reserve	(144)	(285)
Cumulative translation adjustment	72,112	144,896
Total equity	682,495	740,343

ARM Holdings plc
Consolidated cash flow statement - IFRS

	Six months	Six months
	ended	ended
	30 June 2009	30 June 2008
	Unaudited	Unaudited
	£’000	£’000

Operating activities
Profit from operations	18,808	22,971
Depreciation and amortisation of tangible and intangible assets	13,279	13,046
Loss on disposal of property, plant and equipment	5	3
Compensation charge in respect of share-based payments	8,309	7,733
Impairment of available-for-sale investments	412	−
Profit on disposal of available-for-sale investments	(224)	−
Provision for doubtful debts	865	49
Provision for obsolescence of inventory	211	(62)
Movement in fair value of currency exchange contracts	(19,812)	(638)
Movement in fair value of embedded derivatives	9,493	(370)

Changes in working capital:
Accounts receivable	18,036	8,011
Inventories	(348)	98
Prepaid expenses and other assets	(1,973)	(4,009)
Accounts payable	(4,343)	117
Deferred revenue	470	1,605
Accrued and other liabilities	(3,156)	(2,907)

Cash generated by operations before tax	40,032	45,647
Income taxes paid	(5,028)	(4,541)

Net cash from operating activities	35,004	41,106

Investing activities
Interest received	691	971
Purchases of property, plant and equipment	(2,397)	(1,920)
Purchases of other intangible assets	(1,918)	(214)
Purchases of available-for-sale investments	(3,663)	(1,029)
Proceeds on disposal of property, plant and equipment	20	−
Proceeds on disposal of available-for-sale investments	663	1,478
(Purchase)/maturity of short-term investments	(36,521)	1,533
Purchases of subsidiaries, net of cash acquired	(54)	(1,446)

Net used in investing activities	(43,179)	(627)

Financing activities
Proceeds received on issuance of shares from treasury	4,008	3,718
Purchase of own shares	−	(28,448)
Dividends paid to shareholders	(16,634)	(15,267)

Net cash used in financing activities	(12,626)	(39,997)

Net (decrease) / increase in cash and cash equivalents	(20,801)	482
Cash and cash equivalents at beginning of period	76,502	49,509
Effect of foreign exchange rate changes	(6,433)	459
Cash and cash equivalents at end of period	49,268	50,450

ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS
		Share	Share		Reval-	Cumulative
	Share	premium	option	Retained	-uation	translation
	capital	account	reserve	earnings	reserve	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2008 (audited)	672	351,578	61,474	185,125	(214)	(19,473)	579,162
Profit for the period (H1 2008)	−	−	−	15,097	−	−	15,097
Other comprehensive income:
Realised gain on available-for-sale investment	−	−	−	−	214	−	214
Unrealised holding losses on available-for-sale investments	−	−	−	−	(87)	−	(87)
Currency translation adjustment	−	−	−	−	−	827	827
Total comprehensive income for the period (H1 2008)	−	−	−	15,097	127	827	16,051
Dividends	−	−	−	(15,267)	−	−	(15,267)
Credit in respect of employee share schemes	−	−	−	7,733	−	−	7,733
Movement on tax arising on share options	−	−	−	(1,735)	−	−	(1,735)
Purchase of own shares	−	−	−	(28,448)	−	−	(28,448)
Proceeds from sale of own shares	−	−	−	3,718	−	−	3,718
	−	−	−	(33,999)	−	−	(33,999)
At 30 June 2008 (unaudited)	672	351,578	61,474	166,223	(87)	(18,646)	561,214

At 1 January 2009 (audited)	672	351,578	61,474	182,008	(285)	144,896	740,343
Profit for the period (H1 2009)	−	−	−	16,207	−	−	16,207
Other comprehensive income:
Unrealised holding gain on available-for-sale investments	−	−	−	−	141	−	141
Currency translation adjustment	−	−	−	−	−	(72,784)	(72,784)
Total comprehensive income for the period (H1 2009)	−	−	−	16,207	141	(72,784)	(56,436)
Dividends	−	−	−	(16,634)	−	−	(16,634)
Credit in respect of employee share schemes	−	−	−	8,309	−	−	8,309
Movement on tax arising on share options	−	−	−	2,905	−	−	2,905
Proceeds from sale of own shares	−	−	−	4,008	−	−	4,008
	−	−	−	(1,412)	−	−	(1,412)
At 30 June 2009 (unaudited)	672	351,578	61,474	196,803	(144)	72,112	682,495

ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Six months	Six months
	ended	ended
	30 June 2009	30 June 2008
	Unaudited	Unaudited
	£’000	£’000

Profit for the period	16,207	15,097
Other comprehensive income:
Realised gain on available-for-sale investment (net of tax of £85,000)	−	214
Unrealised holding gain/(losses) on available-for-sale investments (net of tax of £nil)	141	(87)
Foreign exchange difference on consolidation	(72,784)	827
Other comprehensive (loss)/income for the period	(72,643)	954
Total comprehensive (loss)/income for the period	(56,436)	16,051

Notes to the Financial Information
(1) Basis of preparation
International Financial Reporting Standards
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 30 June 2009 and 31 December 2008, consolidated income statements for the quarters and six months ended 30 June 2009 and 2008, and consolidated statements of cash flows, changes in shareholders’ equity and comprehensive income for the six months ended 30 June 2009 and 2008, together with related notes.  This financial information has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, “Interim financial reporting”, as adopted by the European Union.  In preparing this financial information management has used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2008.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 January 2009:

•
Amendment to IFRS 2, “Share-based payments” This clarifies what events constitute vesting conditions and also specifies that all cancellations, whether by the Group or by another party, should receive the same accounting treatment. This does not have a material impact on the Group’s financial statements as it does not have a significant number of the types of options affected.

•
IAS 1 (revised), “Presentation of financial statements” This revised standard requires entities to prepare a statement of comprehensive income. All non-owner changes in equity are required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). Owner changes in equity are shown in a statement of changes in equity. Also entities making restatements or reclassifications of comparative information are required to present a restated balance sheet as at the beginning of the comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Group has disclosed a statement of comprehensive income in these interim results.

•
IFRS 7 (Revised), “Financial instruments: Disclosures” This amendment forms part of the IASB's response to the financial crisis and addresses the G20 conclusions aimed at improving transparency and enhancing accounting guidance. The amendment increases the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosure and requires some specific quantitative disclosures for financial instruments in the lowest level in the hierarchy. In addition, the amendment clarifies and enhances existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. This will only affect presentation in the Group’s annual financial statements.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 January 2009, but are not currently relevant to the Group:

•	Amendment to IAS 39, “Financial instruments: Recognition and measurement”, and IFRS 7, “Financial instruments: Disclosures”;
•	Amendment to IAS 32, “Financial instruments: Presentation”, and IAS 1, “Presentation of financial statements on ‘Puttable financial instruments and obligations arising on liquidation'”;
•	IAS 23 (Revised), “Borrowing costs”;
•	IFRIC 13, “Customer loyalty programmes relating to IAS 18, Revenue”;
•	IFRIC 14, “IAS 19, The limit on a defined benefit asset, minimum funding requirements and their interaction”;
•	IFRIC 15, “Agreements for construction of real estates”; and
•	IFRIC 16, “Hedges of a net investment in a foreign operation”.

(2) Share-based compensation charges and acquisition-related expenses
Included within the consolidated income statement for the quarter ended 30 June 2009 are total share-based payment costs of £5.8 million (2008: £3.9 million), allocated £0.4 million (2008: £0.3 million) in cost of revenues, £3.5 million (2008: £2.6 million) in research and development costs, £1.1 million (2008: £0.5 million) in sales and marketing costs and £0.8 million (2008: £0.5 million) in general and administrative costs.

Included within the consolidated income statement for the six months ended 30 June 2009 are total share-based payment costs of £10.5 million (2008: £7.7 million), allocated £0.7 million (2008: £0.5 million) in cost of revenues, £6.3 million (2008: £5.2 million) in research and development costs, £2.0 million (2008: £1.0 million) in sales and marketing costs and £1.5 million (2008: £1.0 million) in general and administrative costs.

Also included within operating costs for the quarter ended 30 June 2009 is amortisation of intangibles acquired on business combinations of £4.0 million (2008: £4.7 million), allocated £2.0 million (2008: £2.6 million) in research and development costs, £2.0 million (2008: £1.9 million) in sales and marketing costs and £nil (2008: £0.2 million) in general and administrative costs.

(3) Accounts receivable
Included within accounts receivable at 30 June 2009 are £10.9 million (31 December 2008: £17.9 million) of amounts recoverable on contracts.

(4) Segmental reporting
At 30 June 2009, the Group is organised on a worldwide basis into three main business segments:

Processor Division (PD), encompassing those resources that are centred on microprocessor cores, including specific functions such as graphics IP, video IP, fabric IP and embedded software.

Physical IP Division (PIPD), concerned with the building blocks necessary for translation of a circuit design into actual silicon.

Systems Design Division (SDD), focused on the tools and models used to create and debug software and system-on-chip (SoC) designs.

This is based upon the Group’s internal organisation and management structure and is the primary way in which the board of directors is provided with financial information.  Whilst revenues are reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets are only analysed into these three divisions.

The following analysis is of revenues, operating expenses, investment income, interest payable, profit/(loss) before tax, tax, profit/(loss) for the period, amortisation of intangible assets purchased through business combinations, total share-based payment costs (including the related payroll taxes), goodwill and total assets for each segment and the Group in total.

Six months ended 30 June 2009	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Group £000
Segmental income statement
Revenue	107,158	21,074	16,448	−	144,680
Operating expenses, net	(70,670)	(40,629)	(14,573)	−	(125,872)
Investment income	−	−	−	740	740
Interest payable	−	−	−	(76)	(76)
Profit/(loss) before tax	36,488	(19,555)	1,875	664	19,472
Tax	−	−	−	(3,265)	(3,265)
Profit/(loss) for the period	36,488	(19,555)	1,875	(2,601)	16,207
Other segmental items
Amortisation of acquisition-related intangible assets	1,357	6,341	954	−	8,652
Share-based payment costs (including payroll taxes)	5,884	2,788	1,782	−	10,454
Goodwill	133,303	359,141	14,423	−	506,867
Total assets	208,859	397,803	29,988	132,818	769,468

Six months ended 30 June 2008	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Group £000
Segmental income statement
Revenue	95,720	21,859	15,324	−	132,903
Operating costs	(58,434)	(32,178)	(19,320)	−	(109,932)
Investment income	−	−	−	1,251	1,251
Interest payable	−	−	−	(27)	(27)
Profit/(loss) before tax	37,286	(10,319)	(3,996)	1,224	24,195
Tax	−	−	−	(9,098)	(9,098)
Profit/(loss) for the period	37,286	(10,319)	(3,996)	(7,874)	15,097
Other segmental items (included in expenses above)
Amortisation of acquisition-related intangible assets	616	7,343	1,366	−	9,325
Share-based payment costs (including payroll taxes)	5,273	1,166	1,318	−	7,757
Goodwill	110,525	297,335	11,521	−	419,381

There are no inter-segment revenues.  The results of each segment have been prepared using accounting policies consistent with those of the Group as a whole.  Unallocated assets include financial assets, current and deferred tax and VAT.

(5) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based compensation and restructuring charges and profit on disposal and impairment of available-for-sale investments. All figures in £’000 unless otherwise stated.

	(5.1)	(5.2)	(5.3)	(5.4)	(5.5)
	Q2 2009	Q2 2008	Q1 2009	H1 2009	H1 2008

Profit from operations (IFRS)	6,112	11,553	12,696	18,808	22,971
Restructuring costs	157	469	1,277	1,434	1,187
Acquisition-related charge – amortisation of intangibles	4,021	4,649	4,403	8,424	9,325
Acquisition-related charge – other payments	114	115	114	228	160
Share-based compensation and related payroll taxes	5,757	3,845	4,697	10,454	7,757
Impairment of available-for-sale security	48	−	364	412	−
Gain on disposal of available-for-sale security	(224)	−	−	(224)	−
Normalised profit from operations	15,985	20,631	23,551	39,536	41,400
As % of revenue	24.7%	31.7%	29.5%	27.3%	31.2%

	(5.6)	(5.7)	(5.8)	(5.9)	(5.10)
	Q2 2009	Q2 2008	Q1 2009	H1 2009	H1 2008

Profit before tax (IFRS)	6,403	12,206	13,069	19,472	24,195
Restructuring costs	157	469	1,277	1,434	1,187
Acquisition-related charge – amortisation of intangibles	4,021	4,649	4,403	8,424	9,325
Acquisition-related charge – other payments	114	115	114	228	160
Share-based compensation and related payroll taxes	5,757	3,845	4,697	10,454	7,757
Impairment of available-for-sale security	48	−	364	412	−
Gain on disposal of available-for-sale security	(224)	−	−	(224)	−
Normalised profit before tax	16,276	21,284	23,924	40,200	42,624

	(5.11)	(5.12)	(5.13)
	30 June 2009	31 March 2009	31 December 2008

Cash and cash equivalents	49,268	78,815	76,502
Short-term investments	37,180	10,503	471
Short-term marketable securities	1,769	2,027	1,816
Normalised cash	88,217	91,345	78,789

	(5.14)	(5.15)	(5.16)	(5.17)	(5.18)
	Q2 2009	Q2 2008	Q1 2009	H1 2009	H1 2008

Normalised cash at end of period (as above)	88,217	50,644	91,345	88,217	50,644
Less: Normalised cash at beginning of period	(91,345)	(55,227)	(78,789)	(78,789)	(51,323)
Add back: Cash outflow from acquisitions (net of cash acquired)	1,080	1,450	2,637	3,717	2,381
Add back: Cash outflow from payment of dividends	16,634	15,267	−	16,634	15,267
Add back: Cash outflow from purchase of own shares	−	15,429	−	−	28,448
Less: Cash inflow from exercise of share options	(2,335)	(1,065)	(1,673)	(4,008)	(3,718)
Less: Cash inflow from sale of available-for-sale investments	(663)	−	−	(663)	(1,478)
Normalised cash generation	11,588	26,498	13,520	25,108	40,221

	(5.19)		(5.20)		(5.21)		(5.22)		(5.23)
	Q2 2009		Q2 2008		Q1 2009		H1 2009		H1 2008

Profit for the period (IFRS)	6,422		8,661		9,785		16,207		15,097
Restructuring costs	157		469		1,277		1,434		1,187
Acquisition-related charge – amortisation of intangibles	4,021		4,649		4,403		8,424		9,325
Acquisition-related charge – other payments	114		115		114		228		160
Share-based compensation and related payroll taxes	5,757		3,845		4,697		10,454		7,757
Impairment of available-for-sale security	48		−		364		412		−
Gain on disposal of available-for-sale security	(224)		−		−		(224)		−
Estimated tax impact of above charges	(4,036)		(2,582)		(3,048)		(7,084)		(3,152)
Normalised profit	12,259		15,157		17,592		29,851		30,374
Dilutive shares (‘000)	1,290,352		1,287,833		1,277,702		1,284,721		1,293,725
Normalised diluted EPS	0.95	p	1.18	p	1.38	p	2.32	p	2.35	p

(5.24) Normalised income statement for Q2 2009

	Normalised	Share-based compen-sation	Normalised incl share-based compen-sation	Intangible amortisa-tion	Other acquisition -related charges	Disposal / impairment of investments	Restruct- -uring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	60,201	−	60,201	−	−	−	−	60,201
Service revenues	4,576	−	4,576	−	−	−	−	4,576
Total revenues	64,777	−	64,777	−	−	−	−	64,777

Cost of revenues
Product costs	(3,901)	−	(3,901)	−	−	−	−	(3,901)
Service costs	(1,795)	(410)	(2,205)	−	−	−	−	(2,205)
Total cost of revenues	(5,696)	(410)	(6,106)	−	−	−	−	(6,106)

Gross profit	59,081	(410)	58,671	−	−	−	−	58,671

Research and development	(22,487)	(3,451)	(25,938)	(1,989)	−	−	−	(27,927)
Sales and marketing	(11,571)	(1,093)	(12,664)	(2,026)	(114)	−	−	(14,804)
General and administrative	(9,038)	(803)	(9,841)	(6)	−	176	(157)	(9,828)
Total operating expenses	(43,096)	(5,347)	(48,443)	(4,021)	(114)	176	(157)	(52,559)

Profit from operations	15,985	(5,757)	10,228	(4,021)	(114)	176	(157)	6,112
Investment income	317	−	317	−	−	−	−	317
Interest payable	(26)	−	(26)	−	−	−	−	(26)

Profit before tax	16,276	(5,757)	10,519	(4,021)	(114)	176	(157)	6,403
Tax	(4,017)	2,500	(1,517)	1,505	32	(49)	48	19

Profit for the period	12,259	(3,257)	9,002	(2,516)	(82)	127	(109)	6,422

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,290,352		1,290,352					1,290,352
Earnings per share – pence	0.95		0.70					0.50

ADSs outstanding (‘000)	430,117		430,117					430,117
Earnings per ADS – cents	4.69		3.45					2.46

(5.25) Normalised income statement for Q2 2008

	Normalised	Share-based compen-sation	Normalised incl share-based compen-sation	Intangible amortisa-tion	Other acquisition -related charges	Restruct- -uring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	60,772	−	60,772	−	−	−	60,772
Service revenues	4,243	−	4,243	−	−	−	4,243
Total revenues	65,015	−	65,015	−	−	−	65,015

Cost of revenues
Product costs	(5,358)	−	(5,358)	−	−	−	(5,358)
Service costs	(1,705)	(266)	(1,971)	−	−	−	(1,971)
Total cost of revenues	(7,063)	(266)	(7,329)	−	−	−	(7,329)

Gross profit	57,952	(266)	57,686	−	−	−	57,686

Research and development	(15,259)	(2,578)	(17,837)	(2,567)	(105)	−	(20,509)
Sales and marketing	(10,884)	(501)	(11,385)	(1,919)	(1)	−	(13,305)
General and administrative	(11,178)	(500)	(11,678)	(163)	(9)	(469)	(12,319)
Total operating expenses	(37,321)	(3,579)	(40,900)	(4,649)	(115)	(469)	(46,133)

Profit from operations	20,631	(3,845)	16,786	(4,649)	(115)	(469)	11,553
Investment income	665	−	665	−	−	−	665
Interest payable	(12)	−	(12)	−	−	−	(12)

Profit before tax	21,284	(3,845)	17,439	(4,649)	(115)	(469)	12,206
Tax	(6,127)	651	(5,476)	1,761	38	132	(3,545)

Profit for the period	15,157	(3,194)	11,963	(2,888)	(77)	(337)	8,661

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,287,833		1,287,833				1,287,833
Earnings per share – pence	1.18		0.93				0.67

ADSs outstanding (‘000)	429,278		429,278				429,278
Earnings per ADS – cents	7.03		5.55				4.02

(5.26) Normalised income statement for H1 2009

	Normalised	Share-based compen-sation	Normalised incl share-based compen-sation	Intangible amortisa-tion	Other acquisition -related charges	Disposal / impairment of investments	Restruct- -uring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	135,819	−	135,819	−	−	−	−	135,819
Service revenues	8,861	−	8,861	−	−	−	−	8,861
Total revenues	144,680	−	144,680	−	−	−	−	144,680

Cost of revenues
Product costs	(9,939)	−	(9,939)	−	−	−	−	(9,939)
Service costs	(3,602)	(742)	(4,344)	−	−	−	−	(4,344)
Total cost of revenues	(13,541)	(742)	(14,283)	−	−	−	−	(14,283)

Gross profit	131,139	(742)	130,397	−	−	−	−	130,397

Research and development	(44,333)	(6,264)	(50,597)	(4,142)	−	−	−	(54,739)
Sales and marketing	(23,951)	(1,987)	(25,938)	(4,270)	(228)	−	−	(30,436)
General and administrative	(23,319)	(1,461)	(24,780)	(12)	−	(188)	(1,434)	(26,414)
Total operating expenses	(91,603)	(9,712)	(101,315)	(8,424)	(228)	(188)	(1,434)	(111,589)

Profit from operations	39,536	(10,454)	29,082	(8,424)	(228)	(188)	(1,434)	18,808
Investment income	740	−	740	−	−	−	−	740
Interest payable	(76)	−	(76)	−	−	−	−	(76)

Profit before tax	40,200	(10,454)	29,746	(8,424)	(228)	(188)	(1,434)	19,472
Tax	(10,349)	3,405	(6,944)	3,157	64	53	405	(3,265)

Profit for the period	29,851	(7,049)	22,802	(5,267)	(164)	(135)	(1,029)	16,207

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,284,721		1,284,721					1,284,721
Earnings per share – pence	2.32		1.77					1.26

ADSs outstanding (‘000)	428,240		428,240					428,240
Earnings per ADS – cents	11.48		8.77					6.23

(5.27) Normalised income statement for H1 2008

	Normalised	Share-based compen-sation	Normalised incl share-based compen-sation	Intangible amortisa-tion	Other acquisition -related charges	Restruct- -uring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	124,589	−	124,589	−	−	−	124,589
Service revenues	8,314	−	8,314	−	−	−	8,314
Total revenues	132,903	−	132,903	−	−	−	132,903

Cost of revenues
Product costs	(11,158)	−	(11,158)	−	−	−	(11,158)
Service costs	(3,478)	(535)	(4,013)	−	−	−	(4,013)
Total cost of revenues	(14,636)	(535)	(15,171)	−	−	−	(15,171)

Gross profit	118,267	(535)	117,732	−	−	−	117,732

Research and development	(31,571)	(5,210)	(36,781)	(5,124)	(143)	−	(42,048)
Sales and marketing	(21,932)	(1,001)	(22,933)	(3,876)	1	−	(26,808)
General and administrative	(23,364)	(1,011)	(24,375)	(325)	(18)	(1,187)	(25,905)
Total operating expenses	(76,867)	(7,222)	(84,089)	(9,325)	(160)	(1,187)	(94,761)

Profit from operations	41,400	(7,757)	33,643	(9,325)	(160)	(1,187)	22,971
Investment income	1,251	−	1,251	−	−	−	1,251
Interest payable	(27)	−	(27)	−	−	−	(27)

Profit before tax	42,624	(7,757)	34,867	(9,325)	(160)	(1,187)	24,195
Tax	(12,250)	(856)	(13,106)	3,535	54	419	(9,098)

Profit for the period	30,374	(8,613)	21,761	(5,790)	(106)	(768)	15,097

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,293,725		1,293,725				1,293,725
Earnings per share – pence	2.35		1.68				1.17

ADSs outstanding (‘000)	431,242		431,242				431,242
Earnings per ADS – cents	14.02		10.04				6.97

Statement of directors’ responsibilities

The directors confirm that this condensed consolidated interim financial information has been prepared in accordance with IAS 34 as adopted by the European Union and the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

•
An indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•	Material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report.

The directors of ARM Holdings plc are listed in the ARM Holdings plc Annual Report for the year ended 31 December 2008.

By order of the Board

Tim Score
Chief Financial Officer
28 July 2009

Independent review report to ARM Holdings plc

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2009, which comprises the IFRS consolidated income statement, IFRS consolidated balance sheet, IFRS consolidated statement of changes in shareholders’ equity, IFRS consolidated statement of comprehensive income, IFRS consolidated cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
London
28 July 2009

Notes:

(a)
The maintenance and integrity of the ARM Holdings plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Notes

The results shown for Q2 2009, Q1 2009 and Q2 2008 are unaudited. The results shown for FY 2008 are audited. The condensed consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2008 were approved by the Board of directors on 2 April 2009 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 237 of the Companies Act 1985.

The results for ARM for Q2 2009 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2008 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2008.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realise the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2008 including (without limitation) under the caption “Risk Factors” (on pages 5 to 13) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium NV; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.